UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated July 3, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s press release dated July 4, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: July 5, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated July 3, 2007
2.	Press release dated July 4, 2007

Exhibit 1

Elbit Systems Awarded $80 Million Contract By An Asian Country
To Provide Tactical Computers And Other Command & Control Systems

Haifa, Israel, July 3, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) announced today it was awarded a contract valued at approximately $80 million to supply tactical computers and other command & control systems to an Asian country

The contract will be performed over the next four years and will include the supply of Enhanced Tactical Computers (ETC), advanced communication controllers and additional command & control packages.

The ETC is one of the major building blocks for Elbit Systems’ Command, Control, Communication, Computers and Intelligence (C4I) systems. The ruggedized, high performance PC based computer is widely used by armies worldwide. It is the latest generation of a long line of tactical terminals, fully complying with the operational requirements and the harsh conditions of the modern battlefield. Equipped with all types of communication interfaces and powerful display features, the ETC enables the user in the field to achieve a new level of real-time situation awareness in combat. The tactical communication device embedded in the ETC is used together with the data communication software to enable communication over a vast selection of modern military media, among which are analog and digital radios, field wire-line, wireless LAN and data radios.

Elbit Systems is a world leader for C4I systems and has supplied similar systems to the Israeli Defense Forces and other customers worldwide, including leading NATO members.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts: Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Exhibit 2

Claim by Minority Shareholders of ImageSat International

Haifa, Israel, July 4, 2007 – Elbit Systems Ltd. (“Elbit Systems”) (NASDAQ: ESLT) announced it was advised that a claim was filed by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The claim was filed in the United States District Court for the Southern District of New York against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. A subsidiary of Elbit Systems holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar, Elbit Systems Chairman, Chief Executive Officer and Chief Financial Officer, respectively.

ImageSat is engaged in the operation of satellites and in providing satellite imagery. The claim contains various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs, who are certain of ImageSat’s minority shareholders. The claim alleges various causes of action and damages aggregating hundreds of millions of dollars, not all of which are alleged against Elbit Systems and/or each of the former or current ImageSat directors.

Based upon a preliminary review of the claim, Elbit Systems believes that there is no merit to the allegations made against it or the current or former ImageSat directors who were nominated by Elbit Systems’ subsidiary. Elbit Systems views the claims against it as baseless and will vigorously defend against them. Moreover, Elbit Systems believes that the nature of the alleged claims provides a basis for counterclaims by Elbit Systems against the plaintiffs.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts: Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.